UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 1-10520

                           NOTIFICATION OF LATE FILING

           (Check One):

|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR
|_| Form N-CSR

           For Period Ended: December 31, 2004

           |_| Transition Report on Form 10-K
           |_| Transition Report on Form 20-F
           |_| Transition Report on Form 11-K
           |_| Transition Report on Form 10-Q
           |_| Transition Report on Form N-SAR

           For the Transition Period Ended:

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Heartland Partners, L.P.

Former name if applicable:  N/A

Address of principal executive office (street and number):
330 N. Jefferson Court

City, state and zip code:
Chicago, Illinois  60661

                                     PART II
                             RULES 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

              The Company is unable to file its annual report on Form 10-K without unreasonable effort or delay due to its inability to timely complete the preparation of its financial statements for the fiscal year ended December 31, 2004. As disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2004, the Company announced the resignation of its chief financial officer and the engagement by the Company of an independent contractor to provide accounting services. The inability by the Company to timely complete the preparation of its 2004 financial statements is due, in part, to the difficulties incurred in making this transition.


                                     PART IV
                                OTHER INFORMATION


           (1) Name and telephone number of person to contact in regard to this notification

Larry S. Adelson                   (312)                     834-0592
----------------                -----------             ------------------
    (Name)                      (Area Code)             (Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period


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
that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            |X| Yes   | | No

           (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            |X| Yes   | | No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           The Company's results of operations for fiscal year 2004 will vary significantly from 2003, principally due to a significant decrease in property sales. As of the date of the filing of this Form 12b-25, the Company estimates that property sales for 2004 will be approximately $4,035,000, compared to property sales of $32,680,000 for 2003. The Company cannot, at this time, estimate 2004 net income because the Company has not yet determined the proper accounting treatment for (a) the note receivable due from Heartland Technologies, Inc., an affiliate of the general partner of the Company, and (b) the amount of the Company's allowance for environmental claims and reserves in light of an order issued by a Montana state court on May 24, 2005 requiring the Company to establish a reserve fund with the court (or other form of guarantee) of $2.5 million to satisfy potential remediation and clean-up costs on land in Montana formerly owned by the Company and/or its predecessors-in-interest. The court order is more fully described in the Company's current report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2005.


                            Heartland Partners, L.P.
      ---------------------------------------------------------------------
                   (Name of Registrant as Specified in Charter)

           Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2005
                                    HEARTLAND PARTNERS, L.P.

                                    /s/ Lawrence S. Adelson
                                    ----------------------------------------
                                    By: Lawrence S. Adelson
                                        Manager of HTI Interests, LLC,
                                        General Partner




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